Exhibit (a)(1)(C)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

US UNWIRED INC.

AT

$6.25 NET PER SHARE

OF

UK ACQUISITION CORP.

a wholly owned subsidiary of

SPRINT CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, AUGUST 11, 2005,

UNLESS THE OFFER IS EXTENDED.

July 15, 2005

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by UK Acquisition Corp., a Louisiana corporation (the “Offeror”) and a wholly owned subsidiary of Sprint Corporation, a Kansas corporation (“Sprint”), to act as Dealer Manager in connection with the Offeror’s offer to purchase all outstanding shares of common stock, $0.01 par value per share (“Shares”), of US Unwired Inc., a Louisiana corporation (the “Company”), at a purchase price of $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 10, 2005 (the “Merger Agreement”), by and among Sprint, the Offeror and the Company. Holders of Shares whose certificates for such Shares (“Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other required documents to UMB Bank, n.a. (the “Depositary”) prior to the Expiration Date (as defined in the “Introduction” section of the Offer to Purchase) or complete the procedure for delivery by book-entry transfer on a timely basis must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1.    The Offer to Purchase dated July 15, 2005.

2.    The Letter of Transmittal to tender Shares for your use and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.    A letter to the Company’s shareholders from Robert W. Piper, the President and Chief Executive Officer of the Company, together with a Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission by the Company and mailed to the Company’s shareholders.

4.    The Notice of Guaranteed Delivery for Shares to be used to accept the Offer if Share Certificates and all other required documents are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (as defined in the “Introduction” section of the Offer to Purchase) or if the procedure for delivery by book-entry transfer cannot be completed.

5.    Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

6.    A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name, or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

7.    A return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, August 11, 2005, unless the Offer is extended.

Please note the following:

1.    The tender price is $6.25 per Share, net to the seller in cash, less any required withholding taxes and without interest.

2.    The Offer is being made for all of the outstanding Shares.

3.    The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, August 11, 2005, unless the Offer is extended.

4.    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date of the Offer a number of Shares that represents at least a majority of the then outstanding shares on a fully diluted basis. The Offer is also subject to the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of the required approvals from the Federal Communications Commission and other regulatory approvals, and the satisfaction of certain other terms and conditions.

5.    Tendering shareholders who are record owners of their Shares and tender directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer of Shares pursuant to the Offer.

In order to accept the Offer, (i) a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)) or other required documents should be sent to the Depositary and (ii) Share Certificates representing the tendered Shares should be delivered to the Depository, or such Shares should be tendered by book-entry transfer into the Depository’s account maintained at the Book-Entry Transfer Facility (as described in the Offer to Purchase), in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Holders of Shares who wish to tender their Shares but whose Share Certificates are not immediately available or who cannot deliver all other required documents to the Depository prior to the Expiration Date or who cannot complete the procedure for delivery by book-entry transfer on a timely basis must tender their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

None of the Offeror, Sprint or any officer, director, shareholder, agent or other representative of the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Offeror will pay, or cause to be paid, any transfer taxes payable on the transfer of Shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, Citigroup Global Markets Inc., the Dealer Manager, or D.F. King & Co., Inc., the Information Agent, at the respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

Very truly yours,

Citigroup Global Markets Inc.

Nothing contained herein or in the enclosed documents will constitute you or any other person the agent of Sprint, the Offeror, the Depositary, the Information Agent or any affiliate of any of them, or authorize you or any other person to make any statement or use any document on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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